Mail Stop 4561

December 30, 2008

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

> **Re:** **4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-16117**

Dear Mr. Kahn:

We have reviewed your response letter dated December 19, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 5, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 8. Revenues/Major Customers, page F-17

1. We note your response to prior comment 2. A substantial percentage of your revenues is generally attributable to each of Microsoft and Konami. Tell us the percentage of revenues which is specifically attributable to each of the Microsoft and Konami contracts. Please also tell us the nature and extent of the provisions in these contracts, including whether the contracts include continuing commitments or obligations to buy your products or services, whether the contracts provide for any minimum fees, and whether the revenues derived from these contracts differ from period to period. Item 601(b)(10)(ii)(B) does

not state that, in order for the filing of a contract to be required, the contract must be of such a nature that the loss of the contract would require the Company to fundamentally alter the nature of its business. Additionally, tell us how you considered disclosing the material terms of these contracts in your annual report.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, page 17

2.   You indicate that the advances to the Licensor were to be recouped from "the Licensor's share of property income under the agreement." Please describe the provisions of the agreement that govern this recovery and clarify for us whether this represents a variable-fee arrangement. Based on your description, it appears that collection of these advances is dependent on the Licensor recognizing income and it is unclear to us how such amounts would be fixed or determinable in order to recognize revenue. As part of your response, refer to the revenue recognition guidance that supports your accounting for these revenues and explain how you applied that guidance.

In addition, explain to us how circumstances changed regarding the collection of these advances. Specifically, describe the reasons for the revised projections.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief